EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 7, 2013

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2013 (three months ended June 30, 2013) are against results for the second quarter of 2012 (three months ended June 30, 2012). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Additional and Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of August 7, 2013 and should be read in conjunction with the consolidated interim financial statements for the three and six months ended June 30, 2013 and 2012 (the “Consolidated Financial Statements”), and the annual MD&A included in our 2012 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this MD&A.

2013 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Effective January 1, 2013, Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil S.A. (“Profertil”) and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. 2012 figures have been restated and additional information has been provided in the Supplemental Information tables to display the results of our joint ventures. Adjusted EBITDA1 has been added to show our results before finance costs, income taxes, depreciation and amortization of our joint ventures.

Agrium’s 2013 second quarter consolidated net earnings (“net earnings”) were $747-million, or $5.02 diluted earnings per share, compared to net earnings of $860-million, or $5.44 diluted earnings per share, for the same quarter of 2012.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended June 30,				Six months ended June 30,
and where noted)	2013	2012	Change	% Change	2013	2012	Change	% Change
Sales	7,016	6,772	244	4	10,240	10,343	(103)	(1)
Gross profit	1,722	1,851	(129)	(7)	2,438	2,636	(198)	(8)
Expenses	655	633	22	3	1,139	1,169	(30)	(3)
Earnings before finance costs and income taxes (“EBIT”)	1,067	1,218	(151)	(12)	1,299	1,467	(168)	(11)
Net earnings	747	860	(113)	(13)	888	1,015	(127)	(13)
Diluted earnings per share	5.02	5.44	(0.42)	(8)	5.96	6.41	(0.45)	(7)
Effective tax rate (%)	27	28	N/A	(1)	27	28	N/A	(1)

[1]

Adjusted EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”), before finance costs, income taxes, depreciation and amortization of joint ventures.

Sales

Sales increased by $244-million to $7.0-billion for the second quarter of 2013 and decreased $103-million to $10.2-billion for the first half of 2013 compared to the second quarter and first half of 2012, respectively. Factors that affected our performance during the second quarter of 2013 compared to the second quarter of 2012 include the following:

•

Retail sales increased by 7 percent to $5.6-billion as there was a return to a more regular seasonal crop input demand for the current quarter compared to the 2012 early spring season which pulled sales typically earned from the second quarter into the first quarter for crop nutrients and crop protection products;

•

Wholesale sales decreased by 9 percent to $1.5-billion caused by lower urea, potash and phosphate realized sales prices combined with an unplanned outage at our Redwater nitrogen facility and subsequent advancement of the planned September turnaround at the facility into the month of June which reduced the volumes available for sale; and

•	Advanced Technologies (“AAT”) sales increased 16 percent to $207-million largely due to the strength of Environmentally Smart Nitrogen (“ESN”) volumes and margins.

Gross Profit

Our gross profit for the second quarter of 2013 was $1.7-billion, a decrease of $129-million compared to the second quarter of 2012. The drivers of this variance consist of:

•

Wholesale’s gross profit decreased by $166-million to $486-million for the second quarter of 2013, compared to the second quarter of 2012 predominately from lower sales prices for urea, potash and phosphate in addition to higher nitrogen cost of product sold related to higher natural gas costs along with higher fixed costs due to the unplanned Redwater nitrogen facility outage and subsequent advancement of the planned turnaround; and

•

Retail’s gross profit increased by $38-million to $1.1-billion for the second quarter of 2013, compared to the second quarter of 2012, as a result of increased sales of crop nutrients, crop protection products and seed.

Expenses

Expenses increased $22-million for the second quarter of 2013 compared to the second quarter of 2012. This difference is primarily a result of the following items:

•

A $39-million increase in other expenses attributed to the 2012 one-time recovery on the settlement of the sale of the commodity management business which was not repeated in 2013 and the current period net losses on derivative financial instruments in addition to non-recurring proxy defense costs; and

•

An increase in Retail selling expenses of $18-million driven by increased maintenance costs and depreciation and amortization expense associated with Retail locations acquired in 2012 (see section “Retail” for further discussion).

The above increases were partially offset by a $39-million favorable change in share-based payments expense, with a $30-million share-based payments recovery in the second quarter of 2013 compared to a $9-million charge in the second quarter of 2012 (see section “Other” for further discussion).

The following table is a summary of our other expenses (income) for the second quarter and first half of 2013 and 2012, respectively.

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Realized loss (gain) on derivative financial instruments	—	12	(14)	24
Unrealized loss (gain) on derivative financial instruments	3	(15)	(4)	(14)
Interest income	(16)	(19)	(31)	(35)
Foreign exchange loss	8	11	26	11
Environmental remediation and asset retirement obligations	3	—	4	12
Bad debt expense	21	16	26	24
Potash profit and capital tax	8	8	12	13
Other	16	(9)	10	—

	43	4	29	35

Effective Tax Rate

The effective tax rate was 27 percent for the second quarter and first half of 2013 and is comparable to the effective tax rate of 28 percent for the second quarter and first half of 2012.

Retail

Retail reported record second quarter sales of $5.6-billion, an increase of 7 percent compared to sales of $5.2-billion reported in the same period last year. The increase was driven by a return to a more regular seasonal crop input demand for the first half of 2013 in North America and the exceptionally early planting season experienced in 2012. Gross profit was $1.1-billion in the second quarter of 2013, in-line with the same period last year. Retail reported record EBITDA of $619-million for a second quarter, compared to $605-million reported in the same quarter of last year. Retail EBITDA results for the first half of 2013 were down from the previous year, due primarily to the compressed spring season experienced in the U.S. this year compared to the early and open spring season of last year.

Crop nutrient sales were $2.5-billion this quarter, compared to $2.4-billion in the second quarter of 2012. The increase was due to a 9 percent increase in total crop nutrient volumes as a result of acquisitions made in the second half of 2012 and the seasonal shift from the significantly early application season a year ago. North America nutrient sales volumes increased by 6 percent and Australia improved by 27 percent in the second quarter of 2013 when compared to the same period last year. Gross profit for crop nutrients was $424-million this quarter, an increase of $24-million compared to the $400-million reported in the second quarter of 2012. Total crop nutrient margins as a percentage of sales were 17 percent in the second quarter of 2013, which is in-line with the same quarter last year. Retail nutrient margins were $103 per tonne this quarter, slightly lower than the $107 per tonne in the second quarter of 2012, despite a higher proportion of sales volumes in international versus domestic markets this year, as well as lower benchmark nutrient prices year over year and declining prices throughout the first half of 2013.

Crop protection sales were $1.8-billion in the second quarter of 2013, compared to the $1.7-billion in sales reported in the same period last year. The increase in sales was driven by minor price increases, an increase in wholesale crop protection sales, and acquisitions made in the second half of 2012. Gross profit this quarter was $406-million, an increase of $6-million over the $400-million reported in the second quarter of 2012. Total crop protection margins as a percentage of sales were 22 percent this quarter, compared to 23 percent in the same period last year. This slight decline is a result of the significantly earlier spring season last year moving traditionally third quarter higher margin products into the second quarter of 2012, and wholesale products experiencing a higher sales mix in the current quarter of 2013. First half 2013 crop protection margins as a percentage of sales were 20 percent, on par with the same period in 2012.

Seed sales were $809-million in the second quarter of 2013, up from $712-million in the second quarter last year as a result of the delayed spring planting season in the current year and the historical early planting season last year. Gross profit was $140-million this quarter, 12 percent higher than the $125-million reported last year. Seed margins as a percentage of sales were 17 percent in the second quarter of 2013, in-line with the margins reported in the same period for 2012. For the first half of 2013, seed margins were 17 percent, 1 percent higher than reported in the same period for 2012.

Sales of merchandise in the second quarter of 2013 were $142-million, compared to $157-million in the same period last year. Gross profit for this product line was $23-million this quarter, compared to $32-million reported in the second quarter of 2012. This decrease is due to low cattle and sheep prices in Australia during the current quarter which led farmers in this region to be more cautious on discretionary spending on general merchandise and animal related products.

Services and other sales were $279-million this quarter, compared to the $264-million reported in the second quarter of 2012. Gross profit was $149-million in the second quarter of 2013, compared to $147-million for the same period last year.

Retail selling expenses for the second quarter of 2013 were $538-million compared to $520-million in the same period last year. The majority of this variance is related to increased operating costs and the associated depreciation and amortization of retail locations acquired in 2012. Selling expenses as a percentage of sales decreased to 9.7 percent in the second quarter of 2013 compared to 10.0 percent reported in the second quarter last year.

Wholesale

Wholesale’s 2013 second quarter sales were $1.5-billion, lower than the $1.6-billion reported in the same quarter last year. Gross profit was $486-million this quarter, compared to $652-million in the second quarter of 2012. Wholesale reported EBITDA of $517-million in the second quarter of 2013, a decrease of $160-million from the same period last year. Wholesale’s Adjusted EBITDA, defined as EBITDA before finance costs, income taxes, depreciation, and amortization of our joint ventures (predominantly related to our 50 percent ownership in the Profertil nitrogen facility) was $525-million this quarter, compared to $686-million reported in the same period last year. Wholesale’s results this quarter were primarily impacted by lower realized sales prices for urea, potash and phosphate as a consequence of global market pressures accompanied by an unplanned outage at our Redwater nitrogen facility.

Nitrogen gross profit in the second quarter of 2013 was $294-million, compared to $412-million in the same quarter last year. Nitrogen sales volumes were 1,103,000 tonnes in the second quarter of 2013, down 113,000 tonnes from the same period last year as a result of an unplanned outage at our Redwater facility in June which led to lower urea and nitrogen solutions sales volumes. Realized sales prices for ammonia were stronger than the second quarter last year, while urea was impacted by a significant drop in benchmark pricing during the quarter. Nitrogen cost of product sold was $315 per tonne this quarter, an increase from the $235 per tonne reported in the second quarter of 2012 due primarily to higher natural gas costs and expenses associated with the Redwater outage and subsequent advancement of the planned September turnaround at the facility into the month of June. Our average nitrogen gross margins were $267 per tonne this quarter, compared to $339 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.67/MMBtu this quarter ($3.73/MMBtu including the impact of realized losses on natural gas derivatives), compared to $2.09/MMBtu for the same period in 2012 ($2.57/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus are not part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2013 was $4.09/MMBtu, compared to $2.26/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.56/MMBtu discount to NYMEX in the second quarter of 2013, comparable to the $0.44/MMBtu discount in the second quarter of 2012.

Potash gross profit for the second quarter of 2013 was $120-million, compared to $153-million reported in the same quarter last year. The decrease was driven by lower realized sales prices in both international and domestic markets. The impact from lower prices was partially offset by an increase in total sales volumes to

544,000 tonnes in the current quarter versus 512,000 tonnes in the same period last year. International sales volumes were 33 percent higher in the second quarter of 2013 than the same period last year following the settlement of new contracts with China and India in early 2013. Domestic sales volumes were 243,000 tonnes this quarter, down from 285,000 tonnes in the second quarter of 2012. Potash cost of product sold was $168 per tonne this quarter, $13 per tonne lower than the $181 per tonne reported in the second quarter of 2012 as a result of a higher percentage of international volumes and lower freight costs on domestic sales as compared to the same quarter last year. Gross margin on a per tonne basis was $221 in the second quarter of 2013, compared to the $299 per tonne realized during the same quarter in 2012.

Phosphate gross profit was $27-million in the second quarter of 2013, compared to $42-million in the same quarter last year. The decrease was primarily due to lower realized sales prices resulting from weaker global market conditions, particularly in relation to demand from India. Realized phosphate sales prices were $667 per tonne this quarter, a decrease from $713 per tonne in the same period last year. Phosphate cost of product sold was $584 per tonne in the second quarter of 2013, a slight increase from $581 per tonne in the same period last year. Phosphate sales volumes were 317,000 tonnes in the second quarter of 2013, slightly higher than 313,000 tonnes in the second quarter last year. On a per tonne basis, gross margin in the second quarter of 2013 decreased to $83 per tonne, compared to $132 per tonne in the same period last year.

Product purchased for resale gross profit was $8-million this quarter, compared to $15-million in the second quarter of 2012. The decrease was primarily a result of lower international sales volumes and lower margins on domestic nitrogen products. Gross profit on ammonium sulfate and other was $7-million higher than the same period last year, as unfavourable weather conditions in the first quarter of 2013 pushed sales into the second quarter and input costs for sulfur declined compared to the same period last year.

Wholesale expenses in the second quarter of 2013 were $33-million, compared to $24-million in the second quarter of 2012. The increase in expenses was driven primarily by an increase in environmental remediation costs and asset decommissioning at the Kapuskasing mine.

Advanced Technologies

AAT reported a record quarterly gross profit of $39-million in the second quarter of 2013, an increase of $3-million over the $36-million reported in the same period last year. EBITDA was also a record $24-million in the second quarter, a 20 percent increase over the $20-million reported in the same period last year. The year-over-year improvement was primarily due to increased ESN volumes as a result of gains in market acceptance in North America for this product and incremental production at our New Madrid facility which was completed in the second half of 2012.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2013 was $39-million, compared to $24-million for the second quarter of 2012. The favorable increase was primarily driven by a $39-million favorable change in share-based payments expense, where there was a $30-million recovery in the second quarter of 2013 compared to a $9-million charge in the second quarter of 2012. This was largely caused by a depreciation of our share price during the second quarter of 2013 compared to an appreciation of our share price during the second quarter of 2012.

The increased EBITDA was partially offset by the 2012 one-time recovery on the settlement of the sale of the commodity management business which was not repeated in 2013 coupled with non-recurring proxy defense costs in the second quarter of 2013 compared to the second quarter of 2012.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2013 compared to December 31, 2012.

(millions of U.S. dollars, except as noted)	June 30, 2013	December 31, 2012	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	494	658	(164)	(25%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	3,845	2,224	1,621	73%	Increased sales during the spring season resulted in higher Retail trade and vendor rebates receivable
Income taxes receivable	11	32	(21)	(66%)	The U.S. current income tax position moved from income taxes receivable at year end to income taxes payable
Inventories	2,913	3,094	(181)	(6%)	Inventory drawdown due to increased seasonal sales activity
Advance on acquisition of Viterra Inc.	762	1,792	(1,030)	(57%)	Glencore International plc (“Glencore”) completed the sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility to CF Industries Holdings Inc. (“CF”)
Prepaid expenses and deposits	114	740	(626)	(85%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring
Current liabilities
Short-term debt	459	1,314	(855)	(65%)	Repayment of short-term multi-jurisdictional facility
Accounts payable	3,615	3,479	136	4%	Increased Retail inventory purchases due to increased sales activity, partially offset by drawdown of customer prepayments during the spring application season
Income taxes payable	57	137	(80)	(58%)	Final payment of 2012 Canadian taxes in the first quarter of 2013 partially offset by an increase in the excess accrued current taxes over related installments for Canada and the U.S.
Current portion of long-term debt	—	518	(518)	(100%)	Repayment of floating rate bank loans along with South American debt that matured in the first half of 2013
Current portion of other provisions	71	108	(37)	(34%)	Legacy site environmental remediation liability reclassified to non-current based on updated spending projections

Working capital	3,937	2,984	953	32%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change
Cash provided by operating activities	298	1,135	(837)
Cash provided by (used in) investing activities	119	(578)	697
Cash (used in) provided by financing activities	(548)	75	(623)
Effect of exchange rate changes on cash and cash equivalents	(33)	(6)	(27)

(Decrease) increase in cash and cash equivalents	(164)	626	(790)

The sources and uses of cash for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 are summarized below:

Cash provided by operating activities – Drivers behind the $837-million source of cash decrease

Use of cash

•   $127-million decrease in consolidated net earnings.

•   $70-million decrease in non-cash items, resulting primarily from a change of $87-million in share-based payments coupled with an increase in deferred income taxes recovery of $58-million. This was offset by an increase in depreciation and amortization of $45-million during the first six months of 2013.

•   $652-million decrease in non-cash working capital. The decrease was primarily driven by a lower reduction in inventory and a lower increase in accounts payable during the first six months of 2013 versus the first six months of 2012 due to an earlier spring application season in 2012.

Cash provided by (used in) investing activities – Drivers behind the $697-million source of cash increase

Source of cash

•   $932-million increase provided from the repayment of the advance to Glencore.

•   $23-million decrease for acquisitions due to fewer Retail tuck-in acquisitions occurring during the first six months of 2013 versus the first six months of 2012.

Use of cash	• $275-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash (used in) provided by financing activities – Drivers behind the $623-million use of cash increase

Source of cash	• On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Use of cash

•   $900-million increase due to the repayment of $816-million in short-term debt during the first six months of 2013 compared to cash provided by short-term debt of $84-million during the first six months of 2012.

•   $519-million repayment of long-term debt during the first six months of 2013.

•   $113-million increase in dividends paid during the first six months of 2013 resulting from increasing the 2013 first quarter dividend to $0.50 per share from $0.225 per share in 2012. In addition, Agrium announced the declaration and payment of dividends on a quarterly basis starting in 2013 which resulted in doubling the cash outflow for the period.

•   $62-million increase for the purchase and cancellation of common shares under our normal course issuer bid during the first six months of 2013.

Capital Expenditures

	Six months ended
	June 30,
(millions of U.S. dollars)	2013	2012
Investing capital	541	265
Sustaining capital	231	232

Total	772	497

Our investing capital expenditures increased in the first half of 2013 compared to the first half of 2012 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt at June 30, 2013 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2017	2,500	2,280	220
European facilities expiring 2013	344	139	205
South American facilities expiring 2013—2014	108	74	34

	2,952	2,493	459

Outstanding letters of credit		95

Remaining capacity available		2,398

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at July 31, 2013 was approximately 147 million. At July 31, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION *

(millions of U.S. dollars,	2013	2013	2012	2012	2012	2012	2011	2011
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	7,016	3,224	3,157	2,832	6,772	3,571	3,177	3,141
Gross profit	1,722	716	987	739	1,851	785	1,045	888
Net earnings from continuing operations	747	141	354	129	860	155	327	293
Net earnings	747	141	354	129	860	155	193	293
Earnings per share from continuing operations
-basic	5.02	0.94	2.34	0.80	5.44	0.97	2.05	1.86
-diluted	5.02	0.94	2.34	0.80	5.44	0.97	2.04	1.85
Earnings per share
-basic	5.02	0.94	2.34	0.80	5.44	0.97	1.20	1.86
-diluted	5.02	0.94	2.34	0.80	5.44	0.97	1.20	1.85

*	2012 results have been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. 2011 results have not been restated.

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

As described in our annual MD&A included in our 2012 Annual Report, we have agreed to purchase certain agri-products assets of Viterra from Glencore which acquired Viterra on December 17, 2012. On April 30, 2013, CF, holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million (U.S.$932-million), which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Refer to note 4 of the Summarized Notes to the Consolidated Financial Statements for further information.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the three months ended June 30, 2013, we purchased approximately one million shares for total consideration of approximately $88-million under our NCIB. From July 1, 2013 to July 31, 2013, we purchased approximately one million shares for total consideration of approximately $91-million. Refer to note 10 of the Summarized Notes to the Consolidated Financial Statements for further information.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT, EBITDA and Adjusted EBITDA. We consider EBIT, EBITDA and Adjusted EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA and Adjusted EBITDA are not recognized measures under IFRS, and our method of calculation may not be comparable to other companies. In addition, these measures should not be used as alternatives to net earnings as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBIT, EBITDA and Adjusted EBITDA to net earnings as determined in accordance with IFRS:

	Three months ended June 30, 2013					Three months ended June 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	619	525	24	39	1,207	605	686	20	24	1,335
Equity accounted joint ventures:
Finance costs and income taxes	—	7	—	—	7	—	6	—	—	6
Depreciation and amortization	—	1	—	—	1	—	3	—	—	3

EBITDA	619	517	24	39	1,199	605	677	20	24	1,326
Depreciation and amortization	57	64	8	3	132	49	49	6	4	108

EBIT	562	453	16	36	1,067	556	628	14	20	1,218

Finance costs related to long-term debt					(21)					(22)
Other finance costs					(21)					(9)
Income taxes					(278)					(327)

Net earnings					747					860

	Six months ended June 30, 2013					Six months ended June 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	644	909	30	(25)	1,558	706	1,048	22	(104)	1,672
Equity accounted joint ventures:
Finance costs and income taxes	—	14	—	—	14	—	3	—	—	3
Depreciation and amortization	—	3	—	—	3	—	5	—	—	5

EBITDA	644	892	30	(25)	1,541	706	1,040	22	(104)	1,664
Depreciation and amortization	110	112	14	6	242	93	83	13	8	197

EBIT	534	780	16	(31)	1,299	613	957	9	(112)	1,467

Finance costs related to long-term debt					(43)					(44)
Other finance costs					(39)					(19)
Income taxes					(329)					(389)

Net earnings					888					1,015

Supplemental Information 5, Selected Financial Measures, also provides certain ratios that are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Ratio definitions are provided in Supplemental Information 6, Accompanying Notes to Supplemental Information. Return on operating capital employed, return on capital employed, and average non-cash working capital to sales presented in Supplemental Information 5 are measures classified as additional IFRS financial measures, where they reflect Consolidated Agrium. We consider these measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report. Since the date of our 2012 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013 Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. Refer to note 3 of the Summarized Notes to the Consolidated Financial Statements for further information.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 – 77 in our 2012 Annual Report has not changed materially since December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2012 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Weather was an important driver of agricultural and crop input markets in the second quarter of 2013. U.S. spring planting was significantly later than average due to heavy precipitation early in the planting season. Once conditions dried sufficiently to allow planting, the spring application season was compressed and intense. While late planting tends to increase yield risk in corn because the crop pollinates later in the year (when temperatures are higher), U.S. crop conditions are near normal levels, which points to a significant improvement in yields versus 2012. Improved global crop production prospects have pushed crop prices lower. While analysts expect crop prices to be below levels of the past two years, they are expected to remain significantly above historical averages. The United States Department of Agriculture (“USDA”) projects that global grains and oilseeds production will increase by 7 percent in 2013/14, but global grains and oilseeds ending stocks are projected to remain relatively tight, meaning that agricultural prices will need to remain high enough to maintain a strong global area base.

The late, wet spring has provided increased weed and disease pressure this year, particularly as the growing season has returned to a more normal pattern compared to last year, which is expected to be supportive of demand for crop protection products this summer.

Retail dealers sought to end the 2012/13 fertilizer year with minimal inventories, as a result of the uncertainty in global crop nutrient markets this year, which should support crop nutrient demand in advance of the fall 2013 application season. We also expect that due to potentially high corn yields, soil nutrient uptake will be higher this year and will reinforce grower demand for nutrients in the back half of 2013. Nitrogen prices declined in the second quarter of 2013 as the Northern Hemisphere’s spring season ended and the market anticipated Chinese export supplies to enter the market in July. There remains uncertainty as to how much urea China will export in 2013, given exports in the first half of 2013 and the beginning of the export period were significantly higher than 2012. However, current market prices are less attractive to Chinese exporters. In response to reduced prices, some of the world’s marginal nitrogen producers have shut down. In India, the monsoon season has been good so far, which should favor strong nitrogen demand.

The phosphate market has been impacted by the uncertainty over the timing and volume of Indian phosphate imports in particular. Indian phosphate imports are expected to decline in 2013/14, due to the changes in domestic subsidies and a further recent devaluation of the rupee. However, Indian buyers are still expected to purchase significant volumes due to the strong monsoon season and some benefit from lower Indian Maximum Retail Prices that are expected to pass onto growers. Other global buyers have purchased only as needed to meet sales; however, demand in South America has been relatively strong. In the first half of 2013, Brazilian DAP/MAP imports were up 52 percent from 2012 levels and Brazilian importers are traditionally most active in the second half of the year.

Global shipments of potash were strong in the second quarter and first half of 2013, supported by Chinese first half potash imports being the highest since 2007 and Brazilian imports on a record pace for 2013. In North America, strong potash shipments in the first three quarters of the 2012/13 fertilizer year, combined with the goal of minimal inventories by the end of the spring season, reduced second quarter demand compared to 2012. However, the recent announcement by Uralkali to exit the Belarusian Potash Company marketing agency and to significantly increase its operating rate in the future has added uncertainty to the outlook for potash markets. Time will be needed to evaluate how global producers and customers are likely to respond and what the implications are for the short and long-term outlook for the potash industry. Irrespective, U.S. domestic demand is expected to be solid in the fourth quarter, as nutrient removal for all three nutrients should be strong given the expected rebound in North American crop yields this year, and given that domestic retailers ended the spring season with minimal inventories. Globally, Brazil is expected to keep on a record pace for the year as they move into their busiest application period.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with Agrium’s proposed acquisition of the Agri-products Business of Viterra including that completion of the acquisition of the assets proposed to be purchased by Agrium as well as the timing thereof is dependent on the receipt of the necessary regulatory approvals and the satisfaction of other conditions precedent to closing and there can be no assurances that such regulatory approvals will be received, and that the other conditions to closing will be satisfied, in a timely fashion, or at all; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.